Buckreef Gold Completes First Phase of Mill Expansion and Achieves Record Gold Production

FOR IMMEDIATE RELEASE – February 17, 2022

TORONTO, February 17, 2022 (GLOBE NEWSWIRE) - Tanzanian Gold Corporation (TSX:TNX) (NYSE American:TRX) (TanGold or the Company) is pleased to announce that the first phase of the oxide mill expansion of 360 tonnes per day (tpd) at the Buckreef Gold Project (Buckreef Gold) is now fully commissioned, and production has successfully ramped up to design capacity.

January 2022 Highlights

•Poured 764 ounces of gold, a new monthly production record at Buckreef

•Completed final commissioning and ‘ramp up’ of 360 tpd processing plant, which is now operating at design capacity

•Processed total mill feed of 9,725 tonnes at an average grade of 3.21 g/t

•Achieved an average monthly processing plant utilization of 97%, with higher (daily) peak processing rates reaching 15 – 16.4 tonnes per hour (tph)

•Achieved record gold recovery of 91.0%

•Project is on track to step up ore production rates to 1,000+ tpd in Q2/Q3 2022

•Buckreef Gold was operating cash flow positive for the second consecutive month

“The monthly production record of 764 ounces is a great start and a significant milestone for Buckreef Gold. It is a testament to all the hard work by the team on the ground in Tanzania. The proceeds from sale of this expanded production is being used to fund value enhancing activities, including exploration in the Buckreef Main Zone, Buckreef West, and the newly discovered Anfield Zone, development of the 1,000+ tpd processing plant, and sulphide project development activities.  Buckreef Gold has great momentum as we move forward in our exploration activities while at the same time increasing our production profile, there is an excitement at site!” noted Stephen Mullowney, Chief Executive Officer of TanGold.

Andrew Cheatle, Chief Operating Officer of TanGold commented, “The whole Buckreef Gold team has safely delivered this production milestone with great passion and purpose. There has also been a sharp focus on local content, for example, the steel CIL tanks were locally constructed using steel industry skills from Mwanza, on the shores of Lake Victoria. We now look forward to a similarly successful completion of the next phase: our production expansion to 1,000 tpd.”

The Company is also pleased to announce that it has entered into a refining agreement with Argor Heraeus, a leading international gold refiner based in Switzerland, and has successfully completed its first export of dorè for refining in February 2022.

The Company has also entered into a Gold Purchase and Sale Agreement with Auramet International LLC (Auramet) through which Buckreef Gold will, at its discretion, sell up to 100% of the gold produced from Buckreef Gold to Auramet at market rates, for a period of one year, with an option to extend for successive periods. As part of its inaugural export of dorè, the Company sold 200 ounces of Buckreef Gold production to Auramet at market rates in February 2022. Auramet is one of the largest physical precious metals merchants in the world with over $20 billion in annual revenues and provides a full range of services to all participants in the precious metals chain, from extraction and production to manufacturing and consumption.

About Tanzanian Gold Corporation

TanGold along with its joint venture partner, STAMICO is advancing a significant gold project at Buckreef in Tanzania. Buckreef is anchored by an expanded Mineral Resource published in May 2020. Measured Mineral Resource is 19.98 million tonnes (“MT”) at 1.99 grams per tonne (“g/t”) gold (“Au”) containing 1,281,161 ounces (“oz”) of gold and Indicated Mineral Resource is 15.89 MT at 1.48 g/t gold containing 755,119 ounces of gold for a combined tonnage of 35.88 MT at 1.77 g/t gold containing 2,036,280 oz of gold. The Buckreef Gold Project also contains an Inferred Mineral Resource of 17.8 MT at 1.11g/t gold for contained gold of 635,540 oz of gold. The Company is actively investigating and assessing multiple exploration targets on its property. Please refer to the Company’s Updated Mineral Resources Estimate for Buckreef Gold Project, dated May 15, 2020 and filed under the Company’s profile on SEDAR on June 23, 2020 (the “Technical Report”), for more information. Buckreef is being advanced in a value accretive sustainable manner through:

Expanding Production Profile: A 360 tonne per day (“tpd”) processing plant is being expanded to 1,000+ tpd, enabling a near term production profile of 15,000 - 20,000 oz of gold per year.  Positive operating cash flow will be utilized for value enhancing activities, including exploration and Sulphide Project Development.

Exploration: Continuing with a drilling program with the goal of expanding resources, discovering new resources and converting resources to reserves, by: (i) step-out drilling in the northeast extension of Buckreef Main; (ii) infill drilling to upgrade Mineral Resources currently in the Inferred category in Buckreef Main; (iii) infill drilling program of Buckreef West; (iv) develop exploration program for the newly discovered Anfield Zone; (v) upgrade historical mineral resources at Bingwa and Tembo; (vi) identification of new prospects at Buckreef Gold Project, and in the East African region.

Sulphide Development Project: Unlocking the value of the Sulphide Project in which the ‘sulphide ore’ encompasses approximately 90% of the Resources. It is the goal of the Company to substantially exceed all metrics as outlined in the Technical Report, including annual production and strip ratio.

For further information, please contact Michael Martin, Investor Relations, m.martin@tangoldcorp.com, 860-248-0999, or visit the Company website at www.tangoldcorp.com

Andrew M. Cheatle, P.Geo., the Company’s COO and Director, is the Qualified Person as defined by the NI 43-101 who has reviewed and assumes responsibility for the technical content of this press release.

The Toronto Stock Exchange and NYSE American have not reviewed and do not accept responsibility for the adequacy or accuracy of this release. Tanzanian Gold Corporation is providing the reference of the research report in this press release for information only.

Forward-Looking Statements

This press release contains certain forward-looking statements as defined in the applicable securities laws. All statements, other than statements of historical facts, are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “hopes”, “intends”, “estimated”, “potential”, “possible” and similar expressions, or statements that events, conditions or results “will”, “may”, “could” or “should” occur or be achieved. Forward-looking statements relate to future events or future performance and reflect TanGold management’s expectations or beliefs regarding future events and include, but are not limited to, statements with respect to the continued operating cash flow, expansion of its process plant, the ability to successfully expand production to 1,000 tpd, estimation of mineral resources, recoveries, subsequent project testing, success, scope and viability of mining operations, the timing and amount of estimated future production, and capital expenditure.

Although TanGold believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance. The actual achievements of TanGold or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors.  These risks, uncertainties and factors include general business, legal, economic, competitive, political, regulatory and social uncertainties; actual results of exploration activities and economic evaluations; fluctuations in currency exchange rates; changes in costs; future prices of gold and other minerals; mining method, production profile and mine plan; delays in exploration, development and construction activities; changes in government legislation and regulation; the ability to obtain financing on acceptable terms and in a timely manner or at all; contests over title to properties; employee relations and shortages of skilled personnel and contractors; the speculative nature of, and the risks involved in, the exploration, development and mining business. These risks are set forth in reports that Tanzanian Gold files with the SEC. You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml.

The information contained in this press release is as of the date of the press release and TanGold assumes no duty to update such information.